

August 5, 2014

Via E-mail
Ajay Tandon
Chief Executive Officer
Readaboo, Inc.
845 Third Avenue, 6th floor
New York, NY 10022

> **Re:** **Readaboo, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 25, 2014**
> **File No. 333-195709**

Dear Mr. Tandon:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 2 in our letter dated July 8, 2014 that "the selling security holders have had their shares since February or March of 2014" and that "there is no liquid trading market for [y]our securities." Given the nature of the offering and the size of the offering relative to the number of shares outstanding held by non-affiliates, it continues to appear, that the shares being registered for resale is a primary offering of your shares to the public. Please revise your prospectus to disclose that the selling shareholders will offer the shares at a fixed price for the duration of the offering and to name such selling shareholders as underwriters. Please refer to Question 612.09 of our Compliance & Disclosure Interpretations for Securities Act Rules, which can be found on our website.

Risk Factors, page 4

We are an "emerging growth company"… page 7

2. Please include the risks associated with your status as an emerging growth company, or tell us why you do not think it describes a risk that is material to your company. In this regard, we note that you have deleted the initial paragraph that described your status as an emerging growth company, including how you may lose emerging growth company status and the various exemptions that are available to you, such as exemptions form Section 404(b) of the Sarbanes-Oxley Act of 2002.

Item 16. Exhibits, page 27

3. We note your responses to comments 1 and 4 of our letter dated July 8, 2014 and your indication that you have entered into an agreement with one author and have sold exhibition slots to four authors. Pursuant to Item 601(b)(10) of Regulation S-K, please file these agreements with your next amendment.

Financial Statements, page F-1

Note 1 (F) Fair Value Measurements and Disclosures, page F-8

4. We note your disclosure in the third paragraph under this heading that the fair value estimates discussed in your financial statements are based on certain market assumptions and pertinent information available to management as of December 31, 2013. Please revise your financial statements and/or your disclosures, as applicable, to base your fair value estimates upon market assumptions and relevant information as of the date of your financial statements, March 31, 2014.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Lisa Kohl, Staff Attorney, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director